MICROELECTRÓNICA ESPAÑOLA, S.A. and Subsidiaries

Consolidated Annual Report for
the Financial Year Ending on December 31, 2004

1.       The Company`s Activities

Microelectrónica Española, S.A. was incorporated on June 24, 1981.  Its industrial premises as well as its registered address are located at Calle Pradillo 35 in Madrid.

The company`s corporate purpose is importing, exporting, manufacturing, developing and selling electronic equipment, programming aids, product programs and executing any actions and agreements that may precede, complement or result from said corporate purpose. Its corporate purpose also includes the installation and maintenance of electronic equipment, creating computer program products, promoting and building real estate as well as exploiting it by either selling or renting it (excluding financial leasing).

2.       Consolidation Scope

The only subsidiary included within the scope of consolidation of the attached consolidated annual accounts is Excel Data, S.A.  The information on this company is as follows:

Euros
Capital Stock	269,999.99
Legal Reserve	54,091.09
Voluntary Reserves	2,680,513.99
Reserves from translating capital to Euros	455,45
Prior years` accumulated losses	(913,160.01)
Profit for the financial year	1,510,970.75
Total net worth	3,602,871.26
Shareholding`s book value	403,880.13

The registered address of the aforementioned company is located at Calle Sánchez Pacheco 101.  Its corporate purpose is the technological and commercial development, as well as the integration of any products related to Intelligent Cards and Memory Cards, both in Spain and abroad.

The direct percentage shareholding held by Microelectrónica Española, S.A. in Excel Data, S.A. amounts to 99.78%.  This company was audited by Russel Bedford Auditores y Consultores. S.L.

No changes in the scope of consolidation were produced in 2004.

Excel Data, S.A. was fully consolidated into the Group`s consolidated financial statements as of December 31, 2004.

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3.       Bases for Submission

a) Reliable Image

The attached consolidated annual accounts for 2004 have been put together based on Microelectrónica Española, S.A.`s accounting entries and those of its subsidiary Excel Data, S.A.  The accounts are submitted pursuant to the General Accounting Plan (Plan General de Contabilidad) so that they give a reliable image of the Group`s worth, financial situation and results.

These consolidated annual accounts were drawn up by Microelectrónica Española, S.A.`s administrators and will be submitted for approval to the Ordinary General Shareholders` Meeting. It is expected they will be approved without any modifications.

b) Consolidation Concepts

The consolidated annual accounts were submitted pursuant to Royal Decree 1815/1991 of December 20, 1991 approving the rules for drawing up consolidated annual accounts and in keeping with the provisions set forth in Royal Decree 1643/1990 of December 20, 1990 approving the General Accounting Plan (Plan General de Contabilidad).

The company over which the Group has effective control due to the fact that it holds a majority in said company`s representation and decision-making body was fully consolidated.

The valuation of the minority shareholdings in the worth and the results of fully consolidated companies are respectively shown in the "External partners` interests" item on the liability side of the consolidated balance sheet and in the "Profits attributed to external partners" item in the profit and loss accounts.

All the accounts and important transactions between the consolidated companies have been eliminated during the consolidation process.

4.       Allocation of the Parent Company`s Results

The Administrators of the Parent Company have put together the following proposal to allocate the profits from the 2004 financial year:

Result of Financial Year	Euros
Profits for Financial Year	3,333,358.02
Total	3,333,358.02
Allocation of Result	Euros
To voluntary reserve	3,333,358.02
Total	3,333,358.02

5.       Valuation Standards

Pursuant to the General Accounting Plan, the main valuation standards used to draw up the consolidated annual accounts for the 2004 financial year were as follows:

a) Intangible Fixed Assets

Research and development expenses, the cost of materials, labor and overheads directly destined thereof mainly make up this item in the balance sheet.

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Applying the prudence concept, the Group`s companies decide to write off all their capitalized expenses in each financial year. The Group`s companies therefore avail themselves of the valuation standards contained in Article 194 of the Corporation Law (Ley de Sociedades Anónimas) that lays down a maximum time limit (5 years) but not a minimum limit within which such assets should be written off. Consequently, research and development costs were fully written off on December 31, 2004.

The Group`s companies ran up research and development expenses amounting to Euro 1,316,239.02 during 2004.

Additionally, administrative concessions and computer applications are included within this item of the balance sheet.  The depreciation period for administrative concessions is 10 years and the depreciation period for computer applications is 3 years. Both items are valued at original cost.

b) Tangible Fixed Assets

The goods included under tangible fixed assets are valued at original cost, which includes any expenses incurred until they are in working condition.

The costs for enlarging, modernizing or improvements representing an increase in the productivity, capacity, efficiency or that lengthen the useful life of goods are capitalized as a major cost for the goods in question.

Any maintenance and upkeep costs incurred during the financial year are entered against the profit and loss accounts.

The Group`s companies write off their tangible fixed assets using the straight-line method by distributing the costs of the assets among the years of their useful lives, as follows:

Estimated Years of Useful Life

Buildings	33
Technical fixtures	8
Machinery	5-8
Other facilities	8
Tools	3
Furniture	5-10
Transportation equipment	5
Data processing equipment	3-5
c) Short-Term Financial Investments

The Short-Term Financial Investments item basically includes a participation in an investment fund (fondo de inversión mobiliario - FIM), which is valued at original cost or market price, whichever is the lesser.

d) Stocks

Stocks are valued at average weighted original cost.

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The valuation of obsolete, defective or slow-moving products was reduced to their possible realization value.

e) Subsidies

Non-reimbursable capital subsidies are valued at the amount granted and imputed to the results proportionally to the effective depreciation suffered by the assets financed by means of said subsidies, except in the case of non-depreciable assets.  In the latter case, they are imputed to the results of the financial year in which the disposal or withdrawal from inventory of such assets is produced.

Operating subsidies are imputed to the results when notice is received that they are definitively granted.

f) Debts

Debits and credits arising from the Group companies` operations are entered into the books at their nominal value and any necessary valuation corrections are made to make allowances for insolvency risks.

g) Tax on Profits

The cost of the financial year`s corporation tax is calculated as a function of the economic result before tax.  It is increased or decreased, as appropriate, by the permanent differences with the tax result.  The latter is construed as the tax base of the aforementioned tax reduced by any bonuses on and deductions from the tax liability, excluding withholdings and partial payments.

h) Foreign Exchange Transactions:

The conversion into euros of cash and bank in foreign currencies and credits and debits expressed in foreign currencies is done by applying the prevailing exchange rate at the moment the relevant operation is made and valued at the end of the financial year in accordance with the prevailing exchange rate at that time.

Accounts to be charged and paid in foreign currencies are valued in euros by applying the prevailing exchange rates at the moment the transaction that gave rise to them is executed.  They are valued at the end of the financial year at the prevailing exchange rate at the time. Any differences in the exchange rate that are produced when the updating is done are imputed to the financial year`s results should they be losses and are deferred should they be gains.

i ) Allowances for Risks and Expenses

It is the policy of the Group`s companies to set up allowances to cover likely or probable liabilities of an uncertain amount arising from any litigation that may be underway, or from any outstanding tax or legal obligations. The consolidated balance sheet for 2004 attached hereto includes an allowance amounting to Euro 152,587.64 corresponding to outstanding compensation payments.  At present, an appeal requesting its annulment has been lodged by Grupo Excel Data, S.A., which has obliged the company to deposit surety to the amount of the Euro 152,587.64. This deposit has been entered into the "Long-term deposits and surety" item of the balance sheet for 2004 attached hereto.

The aforementioned allowance has been entered against the "Extraordinary expenses" item of the consolidated profit and loss accounts for 2004 attached hereto.

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j) Compensation for Dismissal

Pursuant to prevailing labor legislation, the Company is obliged to pay out compensation to the employees it dismisses under certain conditions. The consolidated balance sheet attached hereto includes the aforementioned allowance for the dismissals produced during 2003.  The consolidated balance sheet for 2004 attached hereto does not include any additional allowances given that the Administrators do not expect any important dismissals to come about.

k) Income and Expenses

Income and expenses are imputed according to when they are due.  In other words, they are imputed when the real flow of goods and services they represent are produced and independently of the moment when the monetary or financial flow arising from them is produced.

Nonetheless, in keeping with the prudence concept, the Group`s companies only enter realized profits into the books at the end of the financial year, while foreseeable risks and losses, including contingent risks and losses, are entered into the books as soon as they are known.

6.       Intangible Fixed Assets

The movements during 2004 of the different intangible fixed asset accounts and their corresponding accumulated write-offs were as follows:

Item	Balance on 12/31/03	Entries or Allowances	Credits	Balance on 12/31/04
Expenses:
Research and development expenses	6,332,773.79	1,316,239.02	-	7,649,012.81
Administrative concessions	70,618.96	184,532.30	-	255,151.26
Computer applications	26,219.86	113,659.95	-	139,879.81
Total	6,429,612.61	1,614,431.27	-	8,044,043.88
Depreciation:
Research and development expenses	(6,332,773.79)	(1,316,239.02)	-	(7,649,012.81)
Administrative concessions	(7,351.32)	(191,594.20)	-	(198,945.52)
Computer applications	(15,124.22)	(31,201.00)	-	(46,325.22)
Total	(6,355,249.33)	(1,539,034.22)	-	(7,894,283.55)

Certain elements of the Company`s intangible fixed assets were fully written off on December 31, 2004.  Their asset values and corresponding accumulated depreciation amounted to Euro 7,833,545.11.

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7.       Tangible Fixed Assets

Movements in 2004 of the different tangible fixed asset accounts were as follows:

	Balance on 12/31/04	Entries or Allowances	Write-Offs or Reductions	Balance on 12/31/04

Expenses:
Land and buildings	6,514,959.48	890,432.60	-	7,405,392,08
Plant and machinery	5,436,062.27	853,008.67	(437,016.06)	5,852,054.88
Other fixtures. tools and furniture	1,377,075.42	104,737.81	(260,866.04)	1,220,947.19
Other fixed assets	593,885.78	53,382.40	(30,070.55)	617,197.63
Total Cost	13,921,982.95	1,901,561.48	(727,952.65)	15,095,591.78
Depreciation:
Buildings	(590,666.09)	(145,019.02)	-	(735,685.11)
Plant and machinery	(2,089,925.70)	(764,813.88)	275,658.71	(2,579,080.87)
Other fixtures. tools and furniture	(959,156.47)	(81,522.84)	137,525.08	(903,154.23)
Other fixed assets	(369,586.09)	(98,494.66)	26,893.60	(441,187.15)
Total accumulated depreciation	(4,009,334.35)	(1,089,850.40)	440,077.39	(4,659,107.36)
Allowances	(403,116.97)	-	257,915.40	(145,201.57)
Net book value	9,509,531.63			10,291.282.85

The additions to the land and buildings item correspond to the acquisition of the premises where Microelectrónica Española, S.A. performs its activities, which were rented until September. The remaining additions mainly correspond the acquisition of new machinery and other fixed tangible asset elements. The aforementioned additions arise from the growth strategy the Group is putting into effect.

The write-offs essentially correspond to machinery, tools and other tangible assets whose net book value is practically zero. During 2004, the Group proceeded to dispose of various machines which were out of service and covered with an allowance amounting to Euro 257,915.40 As a result of these sales, the Group proceeded to delete the corresponding allowance amounting to Euro 80,000 by entering it into the "Variation in allowances for tangible and intangible fixed assets and majority shareholdings" and into the "Profits from the disposal of tangible fixed assets" items.

It is the Group`s policy to take out insurance policies to cover any possible risks that the different tangible fixed asset elements may run. On December 31, 2004, the Group covered the net book value of its tangible fixed assets with insurance policies.

The breakdown of the fully written-off elements on December 31, 2004 by item was as follows:

Euros
Technical fixtures	16,605.73
Machinery	79,815.38
Tools	362,094.43
Other facilities	40,478.92
Furniture	77,426.34
Data processing equipment	135,250.26
Total	711,671.06

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8.       Non-Current Investments and Short-Term Financial Investments

Movements in 2004 of the different non-current investment and short-term financial investment accounts were as follows:

Item	Balance on 12/31/04	Additions (Note 4.j)	Credits	Balance on 12/31/04
Investments in fixed assets and working capital
Long-term deposits and surety	517.58	152,587.64	-	153,105.22
Total	517.80	152,587.64	-	153,105.22
Short-term financial investments
Equity portfolio	16,559,999.11	3,331,919.47	(8,465,449.27)	11,426,469.31
Short-term surety and deposits	11,893.34	276.39	-	12,169.73
Total	16,571,892.45	3,332,195.86	(8,465,449.27)	11,438,639.04

The equity portfolio item reflects the participation held by the consolidated companies in investment funds (fondos de inversion mobiliaria - FIM).  The average yield of these investment funds is 1.68%.

9.       Stocks

The composition of stocks on December 31, 2004 was as follows:

Euros

Raw materials and other procurements	929,100.46
Goods in process	213,283.24
TOTAL	1,142,383.70

10.   Net Worth

Movements in the "Net worth" accounts during 2004 were as follows:

Item	Balance on 12/31/04	Allocation of Result	Profit for the financial year	Balance on 12/31/04
Subscribed Share Capital	492,000.00	-	-	492,000.00
Legal Reserve	98,400.00	-	-	98,400.00
Voluntary Reserves	26,398,632.81	1,824,776.18	-	28,223,408.99
Reserves in Consolidated Companies (*)	1,602,587.86	80,830.34	-	1,683,418.20
Profits for Year	1,905,606.52	(1,905,606.52)	4,841,004.63	4,841,004.63
Total	30,497,227.19	-	4,841,004.63	35,338,231.82

(*) Totally contributed to by Excel Data, S.A.

Subscribed share capital

On December 31, 2004, the Parent Company`s capital stock was composed of a single series of ordinary nominal shares with a par value of 3 euros each.  These shares are numbered from 1 to 164,000, both inclusive.

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Legal Reserve

Pursuant to the Revised Text of the Corporation Law (Texto Refundido de la Ley de Sociedades Anónimas), an amount equivalent to 10% of the year`s profits should be allocated to the legal reserve until the reserve reaches at least 20% of the company`s capital stock.  This percentage had already been reached before December 31, 2004.

The legal reserve may be used to increase capital using the part of its balance that exceeds 10% of the already increased capital.

Except for the case mentioned above, this reserve may only be used to offset losses as long as it does not exceed 20% of the company`s capital stock and as long as there are no other reserves available for this purpose.

11.   Tax Situation

The Parent Company (Microelectrónica Española, S.A.) pays taxes pursuant to the Consolidated Taxation Scheme (Regimen de Tributación Consolidada), along with Excel Data, S.A. as its subsidiary.  The Parent Company has given the Inland Revenue notice of its request to avail itself of this scheme pursuant to the requirements set forth in Royal Decree 537/1997 of April 14 (published in the B.O.E. or Official State Gazette on April 24) approving the Corporation Tax Regulations.

The breakdown of credit and debit balances with the Public Administrations on December 31, 2004 was as follows:

Item	Debit	Credit
Inland Revenue Foreign V.A.T. debit balance	4,511.99	-
Inland Revenue Corporation Tax debit balance	773,257.72	-
Inland Revenue Income Tax credit balance	-	463,272.11
Inland Revenue V.A.T. credit balance	-	325,470.55
Social Security Bodies credit balance	-	80,154.89
Total	777,769.71	868,897.55

Corporation Tax is calculated on the basis of the economic or accounting result obtained by applying generally accepted accounting standards, which does not necessarily have to coincide with the tax result.  The latter is construed as the corporation tax base.

The settlement of the year`s accounting result with the tax base for Corporation Tax was as follows:

Amount

Year`s accounting profit (before tax and minority shareholdings)	5,907,234.33
Permanent differences	115,000.00
Adjusted pre-tax profit	6,022,234.33
Offsetting of Negative Tax Bases	(994,168.58)
Consolidated tax base	5,028,065.75
Tax Liability (35%)	1,759,823.01
Deductions for Research and Development expenses	(451,250.20)
Other deductions	(101,359.36)
Tax deductions activated in 2003 and written off against expenses in Corporation Tax	34,421.74
Corporation Tax	1,241,635.19
Withholdings and partial payments	(1,801,741.55)
Inland Revenue debit balance	(594,528.10)

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The legislation on Corporation Tax sets forth various tax incentives aimed at fostering new investments, research and development activities, the creation of employment and occupational training. The Group availed itself of the tax benefits set forth in the aforementioned legislation and justified deductions amounting to Euro 25,205.09 during 2004.

Additionally, pursuant to the Official State Gazette (Boletín Oficial del Estado) of March 20, 2002, the Group proceeded to activate outstanding deductions amounting to Euro 178,729.63 (all of them justified for the 2004 financial year), as the Administrators feel that enough profits will be generated over the coming years to recover them. Said amount was entered into the "Positive tax liability adjustments on profits" item in the consolidated profit and loss account attached hereto.

As of December 31, 2004, the Group did not have any negative tax bases pending offsetting or any outstanding deductions to be applied in addition to the ones already activated.

The Group is pending tax inspection for the last four years covering all the taxes that are applicable to it (five years for Corporation Tax). In the opinion of the Group`s Administrators, any additional taxes that could result from future inspections, should there be any, will not be significant.

12.   Surety Extended to Third Parties

As of December 31, 2004, the companies forming the group had extended the following guarantees:

Beneficiary	Euros
Retevisión	62,096.57
Tº General Madrid Regional Authority	21,999.06
Ministry of Science and Technology	199,383.70
Mª Escat.F.Escat.MC	18,823.70
Ministry of Industry Tourism and Trade	58,325.50
Others	36,704.55
Total	397,333,08

13.   Income and Expenses

a) Contribution of Companies to Consolidated Result

The contribution of each of the companies included within the Group`s scope of consolidation to the results for 2004 was as follows:

Company	Result Contributed	Consolidation Adjustments	Total Result Contributed
Microelectrónica Española, S.A.	3,333,358.02	-	3,333,358.02
Excel Data, S.A.	1,510,970.75	(3,324.14)	1,507,646.61
TOTAL	4,844,328.77	(3,324,14)	4,841,004.63

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b) Turnover

The breakdown for turnover during 2004 was as follows:

Euros
Spanish card sales	12,013,470.15
International card sales	13,966,146.60
Other Spanish sales	47,231.97
Excel Data products and applications	35,760.19
International products and applications	78,137.33
Returns on sales	(7,057.16)
TOTAL	26,133,689.08

The geographical distribution of net turnover for the Company`s ordinary activities during 2004 was as follows:

By Geographical Markets	Euros
Spain	12,167,542.48
Exports	13,966,146.60
TOTAL	26,133,689.08
c) Procurements

The composition of the balance of the "Procurements" item appearing in the debit side of the consolidated profit and loss account was as follows:

Euros

Purchases of raw materials and others	12,218,955.42
Returns and discounts	(291,273.10)
Variation in stock of raw materials	(704,224.97)
TOTAL	11,223,457,35
d) Personnel

The composition of the balance of the "Personnel expenses" item appearing in the debit side of the consolidated profit and loss account was as follows:

Euros

Wages and salaries	3,975,717.09
Compensation	18,000.00
Social Security Contributions	725,450.41
Other Social Expenses	141,795.42
TOTAL	4,860,962.92

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e) Foreign Exchange Transactions:

The foreign currency transactions performed during the financial year were as follows (expressed in Euros):

Currency	Expenses	Income
Sterling	13,365.94	-
Japanese Yen	7,826.27	-
U.S. Dollars	253,207.64	11,267,519.96

f) Average Number of Employees

The average number of employees broken down by job categories employed during 2004 was as follows:

Average No. of Employees

Graduates	51
With Vocational Training Qualifications	75
Section Chiefs	1
Non-Qualified Workers	1
TOTAL	128

14.   Other Information

The Group`s companies registered the following amounts to cover the remuneration due to the Boards of Directors during 2004:

Euros

Wages and Salaries	633,082.82
Other Remuneration	13,175.50
TOTAL	646,258.32

These amounts include the remuneration paid out to the Chairman and CEO for administering and managing the Group`s companies.

In addition, the remuneration paid out to all the Board of Director`s members for salaries and other kinds of remuneration amounted to a total of Euro 337,847.91.

There were no advances, loans or any other kind of obligations concerning pensions or life insurance due to former or current members of the Board of Directors.

The Administrators perform activities, either on a self-employed basis or as employees, that are of a similar, analogous or complementary nature to Microelectrónica Española, S.A.`s corporate purpose.

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Name	Activity Performed	How the Activity is Performed	Company through which the Activity is Performed	Position or Functions Held or Performed in the Company Indicated

Alberto Pérez Lafuente	Sales of Cards	Employee	Excel Data, S.A.	Sales Manager
Javier Pérez Aznar	Sales of Cards	Self-Employed	-	Chairman

15.   Environmental Information

As of December 31, 2004, the individual fixed asset elements listed having environmental effects or expenses related to environmental effects were not of a significant amount.

The consolidated balance sheet on December 31, 2004 did not include any allowances for possible environmental hazards due to the fact that Administrators feel that there are not any contingent risks related to aspects of this nature.

16.   Auditors` Remuneration

The cost of the auditing services for the consolidated annual accounts and those of the Group`s companies for 2004 amounted to Euro 15,000.

17.   US GAAP RECONCILIATION

Financial statements in the United States are prepared in accordance with US GAAP. In Spain statutory financial statements are prepared in accordance with applicable accounting standards issued by the Spanish Accounting Standard Board (Accounting and Audit Institute) and other accounting legislation currently in force in order to present a true and fair view of the shareholders' funds, the financial situation and of the results.

With regards to the accounting principles employed by the company, the only material differences between Spanish GAAP and US GAAP for purposes of the 31st December 2004 statement of the Group are as follows:

Research and development costs

In accordance with Spanish GAAP the Research and Development expenses are valued at acquisition or production cost, and usually should be considered as costs of the current year.  Research expenses relating to projects for which there are reasonable grounds for expecting their technical success, economic and commercial profitability over a long period, can be capitalized and amortized over the useful life of the technology developed up to a maximum of five years under a systematic plan starting in the year in which they are capitalized. Additionally, development expenses are amortized over the useful life of the technology developed up to a maximum of five years under a systematic plan starting at the date of completion of the project. The expenses incurred in unsuccessful research projects are amortized when this circumstance becomes known. Such amortization is recorded as a non-operating expense under the operating profit in the profit and loss statement.

In accordance with US GAAP research and development cost are expensed as incurred as part of the company`s operating expenses.

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Based on the short term life expectancy of the technology developed, Microelectronica Española, S.A. capitalized the research and development costs and amortized the entire costs in the same year. Therefore, there are no adjustments referring the profit and loss accounts under US GAAP other than reclassification of the expenses from non-operational depreciation and amortization to the operating expenses section of the profit and loss statements.

Short term investments

In accordance with Spanish GAAP the Investments are valued at the lower value, either of cost or market value.

Provisions for loss of value are booked as required after comparing market value and cost.

Investments maturing within 12 months from year-end are classified as short term investments and those maturing at over 12 months as long-term investments.

In accordance with US GAAP and for financial statement purposes, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Legal reserves, other reserves, reserves at consolidated companies and profit for the year

In accordance with Spanish GAAP "Legal Reserves", "Other Reserves", "Reserves at consolidated companies" and "profit for the year" must be stated separately at the consolidated balance sheet under Shareholders' equity.

Legal reserve: Appropriations to the legal reserve are made in compliance with Article 214 of the Spanish Companies Act which stipulates that 10% of the profits for each year must be transferred to this reserve until it represents at least 20% of share capital.

The legal reserve may be used to increase the share capital to the extent that the balance of this reserve exceeds 10% of the share capital after the increase. Except for the aforementioned use, and as long as it does not exceed 20% of the share capital, this reserve may be used to cancel retained losses as long as no other sufficient capital reserves exist which could be used to the same purpose.

Other reserves of the Parent Company: The "Other Reserves of the Parent Company Unrestricted Reserves" caption may include the voluntary reserve of the Parent Company.

Reserves at consolidated companies: This reserve correspond totally to the dependent company Excel Data, S.A., that it is fully consolidated.

Profit for the year: Under Spanish GAAP, this caption includes the profit of the year 2004 generated by the parent and the dependent companies.

In accordance with US GAAP the legal reserve should be stated as "Retained Earnings". Additionally, all retained earnings, whether applied to previous years' earnings or to the reported years' earnings, should be jointly presented as "Retained Earnings" under Shareholders' equity caption.

Ddeferred tax asset

In accordance with Spanish GAAP, tax credits due from pending deductions will be subject to capitalization as a deferred tax asset, if management has, at the reporting date, a reasonable assurance that such deductions will be applicable in the future. In such case, a 10 years period is considered as reasonable term of this possible application.

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In accordance with US GAAP, SFAS 109 states that a deferred tax asset should be recognized for temporary differences that will result in deductible amounts in future years and is carry forwards. A company would be required to make, in its financial statements, the best estimate of the impact of a tax position only if that position is probable of being sustained. The term probable means that the future event or events are likely to occur.

The dependent company Excel Data, S.A., had pending deductions from the year 2002 of an amount of 165.663,82 euros. Although no differences between Spanish and US GAAP exist, the Parent Company's directors had estimated the probability that these deductions will be applied (with the information available to the date of the present report), in their majority, and due to the fact that audited report according to Spanish GAAP were registered with the proper authorities as required (with the information available at that time), a deferred tax asset have been registered at the consolidation financial statements under US GAAP.

Differences between Spanish and US GAAP and their effect on the financial statements:

	December 31, 2004
	Spanish GAAP	Adjustment	US GAAP
	Euro ,000	Euro ,000	Euro ,000
Cash and Cash equivalents	6.453	11.427	17.880
Short term deposits	11.439	(11.427)	12
Accounts receivables	11.003		11.003
Other receivables	27	166	193
Inventories	1.142		1.142
Total current assets	30.064		30.230
Investments and sureties	153		153
Property and equipment, net	10.291		10.291
Long term intangible assets	150		150
Total Assets	40.658		40.824

Short term bank credits	3		3
Trade Payables	3.620		3.620
Other accounts payables and accrued expenses	1.536		1.536
Long term provisions	153		153
Minority interests in consolidated companies	8		8
Total Liabilities	5.320		5.320
Shareholders' equity	492		492
Legal reserve	98	(98)	-
Restricted reserves	-	98	98
Retained earnings	34.748	166	34.914
Total Shareholders' equity	35.338		35.504
Total Liabilities and Shareholders' equity	40.658		40.824

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Madrid,  December 25, 2005

/s/	/s/
Mr. Javier Pérez de Aznar (Chairman)	Mr. Alberto Pérez Lafuente (Board Member)

/s/	/s/
Mr. Javier Pérez Lafuente (Board Member)	Ms. Cristina Pérez Lafuente (Board Member)

/s/
Ms. Yolanda Fernández, Recio (Non-Voting Secretary to the Board)

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